Exhibit 21.1

ACTUATE CORPORATION SUBSIDIARIES

Subsidiary Name	Jurisdiction of Incorporation
Actuate Asia Pacific Pty. Ltd.	Australia
Actuate Canada Corporation	Canada
Actuate Cayman Limited	Cayman Islands
Actuate Pte. Limited	Singapore
Actuate France, S.A.	France
Actuate Software GmbH	Germany
Actuate Holding BV	Netherlands
Actuate Netherlands BV	Netherlands
Actuate International Sarl	Switzerland
Actuate International Corporation	State of Delaware, United States of America
Actuate Japan Co., Ltd.	Japan
Actuate Limited	Hong Kong
Actuate Software (Shanghai) Co. Ltd.	Peoples Republic of China
Actuate UK Ltd.	United Kingdom
Nimble Technology, Inc.	State of Delaware, United States of America